SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)1

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 22, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                    ------------------------------
CUSIP No. 078 107 109                13D          Page  2 of 9 Pages
------------------------------                    ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
            --------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,376,110
  OWNED BY
    EACH
 REPORTING  --------------------------------------------------------------------
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
            --------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,376,110
            --------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,376,110
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     14.5%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------------                    ------------------------------
CUSIP No. 078 107 109                13D          Page  3 of 9 Pages
------------------------------                    ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,376,110
  OWNED BY  --------------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       - 0 -
            --------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,376,110
            --------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
--------------------------------------------------------------------------------
                     1,376,110
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.5%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

------------------------------                    ------------------------------
CUSIP No. 078 107 109                13D          Page  4 of 9 Pages
------------------------------                    ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     SANDERA PARTNERS, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           200,000
  OWNED BY  --------------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER
                                       -0-
            --------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       200,000
            --------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     200,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------------                    ------------------------------
CUSIP No. 078 107 109                13D          Page  5 of 9 Pages
------------------------------                    ------------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           4,000
  OWNED BY  --------------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
            --------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       4,000
            --------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     4,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .04%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------------                    ------------------------------
CUSIP No. 078 107 109                13D          Page  6 of 9 Pages
------------------------------                    ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           204,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       - 0 -
              ------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       204,000
              ------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     204,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

------------------------------                    ------------------------------
CUSIP No. 078 107 109                13D          Page  7 of 9 Pages
------------------------------                    ------------------------------


         The following constitutes the Amendment No 5 to the Schedule 13D filed by the undersigned (the "Amendment No. 5"). This Amendment No. 5 amends the
Schedule 13D as specifically set forth.


Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source and Amount of Funds.
         ---------------------------

         The aggregate purchase price of the 1,376,110 Shares of Common Stock owned by Steel Partners II is $14,865,454. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 200,000 Shares of Common Stock owned by Sandera is $2,279,156. The Shares of Common Stock owned by Sandera were acquired with partnership funds.

         The aggregate purchase price of the 4,000 Shares of Common Stock owned by Newcastle is $45,928. The Shares of Common Stock owned by Newcastle were acquired with partnership funds.


Item 5 (a) and (c) are hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 9,488,306 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

                  As of the close of business on January 28, 1999, Steel Partners II beneficially owns 1,376,110 shares of Common Stock, constituting approximately 14.5% of the shares of Common Stock outstanding. Mr. Lichtenstein beneficially owns 1,376,110 shares of Common Stock, representing approximately 14.5% of the shares of Common Stock outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,376,110 shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such shares. All of such shares of Common Stock were acquired in open-market transactions.

                  As of the close of business on January 25, 1999, Sandera beneficially owns 200,000 Shares of Common Stock, constituting approximately 2.1% of the shares outstanding, and Newcastle beneficially owns 4,000 Shares of Common Stock, constituting approximately .04% of the shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 204,000 Shares owned by Sandera and Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons unless otherwise reported on a prior Schedule 13D.

------------------------------                    ------------------------------
CUSIP No. 078 107 109                13D          Page  8 of 9 Pages
------------------------------                    ------------------------------

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   January 28, 1999         STEEL PARTNERS II, L.P.

                                     By:      Steel Partners, L.L.C. General
                                              Partner

                                     By:/s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                                WARREN G. LICHTENSTEIN

                                     SANDERA PARTNERS, L.P.

                                     By:      Sandera Capital Management L.P.
                                              General Partner

                                     By:      Sandera Capital, L.L.C.
                                              General Partner

                                     By:       /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz
                                              Vice President and Managing
                                              Member

                                     NEWCASTLE PARTNERS, L.P.

                                     By:       /s/ Mark E. Schwarz
                                              ----------------------------------
                                              Mark E. Schwarz
                                              General Partner

                                      /s/Mark E. Schwarz
                                     -------------------------------------------
                                     Mark E. Schwarz

------------------------------                    ------------------------------
CUSIP No. 078 107 109                13D          Page  9 of 9 Pages
------------------------------                    ------------------------------

                                   SCHEDULE A

  Transactions in the Shares Within the Past 60 Days Unless Otherwise Reported
  ----------------------------------------------------------------------------
                             On a Prior Schedule 13D
                             -----------------------



   Shares of Common                Price Per                      Date of
Stock Purchased/(Sold)               Share                     Purchase/Sale
----------------------               -----                     -------------
                             STEEL PARTNERS II, L.P.
                             -----------------------
       52,400                           11.32000                   1/20/99
       25,000                           11.32500                   1/21/99
       28,600                           11.32500                   1/22/99
        6,500                           11.21808                   1/25/99
        8,500                           11.19200                   1/26/99
        4,600                           11.32500                   1/28/99


                               WARREN LICHTENSTEIN
                               -------------------

                                      None.



   Shares of Common                Price Per                      Date of
Stock Purchased/(Sold)               Share                     Purchase/Sale
----------------------               -----                     -------------
                             SANDERA PARTNERS, L.P.
                             ----------------------
      5,000                             11.27550                   1/20/99
      2,500                             11.27850                   1/21/99
     22,500                             11.22987                   1/22/99
     25,000                             11.27160                   1/25/99



   Shares of Common                Price Per                      Date of
Stock Purchased/(Sold)               Share                     Purchase/Sale
----------------------               -----                     -------------
                            NEWCASTLE PARTNERS, L.P.
                            ------------------------
                                      None.


                                 MARK E. SCHWARZ
                                 ---------------

                                      None.